March 23, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Homology Medicines, Inc.
Registration Statement on Form S-1 (as amended) (SEC File No. 333-223409)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Homology Medicines, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on March 27, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 870 copies of the Preliminary Prospectus dated March 19, 2018 through the date hereof, to underwriters, dealers, institutions and others, and are in the process of redistributing the preliminary prospectus dated March 23, 2018 (the “Preliminary Prospectus”) to those investors as well.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                              INCORPORATED

COWEN AND COMPANY, LLC

EVERCORE GROUP L.L.C.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Anurag Jindal
Name: Anurag Jindal Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick Title: Managing Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request Letter]